[Letterhead of Imaging Diagnostic Systems, Inc.]

December 21, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Russell Mancuso, Branch Chief

Re:
Imaging Diagnostic Systems, Inc. Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, Post-Effective Amendment No. 3 to our Registration Statement on Form S-1/A1 (File No. 333-164309)

Dear Mr. Mancuso:

On December 20, 2010, Imaging Diagnostic Systems, Inc. (“Registrant”) submitted, via electronic filing, a request (the Form “RW”) for an order granting withdrawal of its Post-Effective Amendment No. 3 to its Registration Statement on Form S-1/A1 (File No. 333-164309), which was declared effective on February 25, 2010.

This request is being made to cancel the Form RW as the Registrant used an incorrect EDGAR tag in which to withdraw this Post-Effective Amendment in accordance with our response to the SEC’s comment letter dated December 16, 2010.  Post-Effective Amendment No. 3 was not declared effective and no common shares were issued in connection with this Post-Effective Amendment.  We will file a withdrawal using the correct EDGAR tag of Form AW.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Robert B. Macaulay at (305) 530-4026.

Sincerely,

Imaging Diagnostic Systems, Inc.

By:	/s/ Linda B. Grable
Linda B. Grable
Chief Executive Officer

cc:	Mary Beth Breslin (Securities and Exchange Commission) Robert B. Macaulay (Carlton Fields, P.A.)